Filed by The News Corporation Limited Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Hughes Electronics Corporation
General Motors Corporation Commission File No. 333-105851 Commission File No. 333-105853

News Corporation and Fox Entertainment Group 1st Quarter Fiscal 2004 Results

November 5, 2003 4:00 p.m. CST

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the News Corporation and FOX Entertainment Group First Quarter 2004 Earnings Release conference call. At this time, all participants are in a listen-only mode, and later, we’ll conduct a question and answer session. It has been requested that you limit yourself for one question. For any additional questions, you’ll need to queue up again. I’ll repeat these instructions when we begin the question and answer portion of today’s call.

This conference is being recorded. I would now like to turn the conference over to our host, Executive Vice President Corporate Communications and Investor Relations, Mr. Gary Ginsberg. Please go ahead, sir.

G. Ginsberg	Thank you, operator. Good afternoon, everyone. Welcome to today’s conference call to discuss the first quarter operating results for both News Corporation and the FOX Entertainment Group. With me today are Rupert Murdoch, Chairman and Chief Executive of News; Peter Chernin, President and Chief Operating Officer; Lachlan Murdoch, Deputy Chief Operating Officer, and John Nallen, Deputy Chief Financial Officer.

David DeVoe, our Chief Financial Officer, developed a scheduling conflict that has, unfortunately, prevented him from being on today’s call. For today’s call, Rupert will run through the financial results and operational highlights for both FOX and News before turning the call over to your questions. But first, let me make some preliminary statements.

As you’ve probably gleaned from earlier calls, our call today does not constitute an offer to sell or a solicitation to buy in connection with the proposed acquisition by News of an interest in Hughes Electronics. News, GM and Hughes have filed proxies and consent solicitation statements and other materials with the SEC with respect to the transaction. Because they contain important information, investors are urged to read these materials, which are available, free of charge, at the SEC’s Web site.

Pursuant to Reg G, and as more clearly described in FOX’s 10-K and 10-Q filings and then the earnings release distributed today, we believe operating profit before G&A is a key financial performance metric for FOX and is determined by taking operating income and adding back depreciation and amortization. If you’re looking to reconcile our estimates with FOX’s 2004 operating profit before G&A to operating income, we estimate the depreciation and amortization for the year will approximate $300 million.

In addition, to the extent that any non-GAAP financial measures are discussed on this call for which a GAAP reconciliation is not otherwise contained in the News Corporation’s or FOX’s earning releases, News and FOX will post any required additional information on the respective Web sites.

Finally, today’s call is, of course, governed by the Safe Harbor provisions. On this call, we will make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve unknown risks, uncertainties and other factors, including those described in News’ public filings with the SEC that could cause actual results to be materially different from those in the forward-looking statements. With all that, I know turn the call over to Rupert Murdoch.

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R. Murdoch	Thank you, Gary. Good afternoon, everybody. Based on the results you will have seen on today’s earnings release, we’re very pleased with the strong growth that FOX and News Corporation continue to show in the first quarter. This performance is particularly satisfying given the strength we demonstrated among all of our businesses. For today’s call, I will start with the performance of our FOX businesses and follow that with an overview of News Corporation’s results.

The past quarter marked our seventh consecutive quarter of double-digit earnings growth for the FOX Entertainment Group, reaffirming the basic soundness of our strategy and the durability of our key growth engines in film, broadcast and cable television. For the quarter, FOX reported revenue growth of 18% and consolidated operating profit before depreciation and amortization of $684 million, up 46% from last year. Operating income increased by $222 million to $611 million.

Net income for the first quarter was $401 million versus $214 million a year ago. FOX’s earnings per share for the first quarter were $0.45 versus $0.25 per share a year ago. The quarter’s results also reflected $26 million in income from our insurance settlement related to the World Trade Center broadcast property, which is reflected in other income. Let me now comment on our divisional performance.

First of all, Filmed Entertainment reported another very strong quarter with operating profit before depreciation and amortization rising $227 million above last year. These results should certainly address any concerns about the sustainability of the steady growth our film businesses have achieved, as this growth has now continued for seven of the past eight quarters. Our results should also serve as a clear indication of the value of our movie-making strategy.

We have made fundamental improvements in our film production business, specifically in our ability to better manage risk, coupled with our improved mix of event movies with smaller-budget releases, particularly those of our highly successful Searchlight unit. All of those improvements continue to pay off in rising earnings.

The growth of home entertainment sales has helped to fuel the segment’s performance. Our earnings in the past quarter were driven by the successful home entertainment performance of Daredevil with nearly five million units sold. Results supported by the sales of catalogue titles including X-Men, Castaway, and Shallow Hal, for the worldwide home entertainment release of Phone Booth, and by lowering the actual marketing costs this year over last.

Following this trend, the current quarter has gotten off to a promising start with the successful home entertainment releases such as Bend it Like Beckham and 28 Days Later.Next weekend we premiere Master and Commander starring Russell Crowe — a great cinematic event. In December, we have two very funny movies that we’re excited about: Cheaper by the Dozen starting Steve Martin and Stuck on You a Farrelly brothers film starting Matt Damon.

Meanwhile, our television product business, 20th Century FOX Television, also substantially increased its earnings from a year ago. This result reflects higher syndication profits from a number of shows including M*A*S*H, Angel and Judging Amy and strong contributions from home entertainment sales of The Simpsons, 24, Buffy, Family Guy and Futurama. Clearly, our TV production business is delivering a steady profit stream that we’ve long planned for.

Our cable network program segment also contributed to our well-balanced strength across the company. Cable reported first quarter operating profit before depreciation and amortization of $143 million, a $15 million increase over last year’s results, on 14% revenue growth. This segment continued to achieve increases in both subscribers and added revenues while controlling costs across all networks, in addition to absorbing start-up losses from the launch from the FUEL Channel as well as increased programming costs driven by cancellations at FX.

The FOX News Channel, once again, posted considerable growth in the past quarter despite the increase cost of breaking news for the war in Iraq and the California recall election. The growth at FOX News was led by a significant increase in ad sales, which continued to rise in response to 24-hour ratings gains of 16% over previous year.

The Regional Sports Networks also continued to increase earnings, achieving double-digit revenue growth based on rising numbers of DTH subscribers and strict cost controls.

SPEED Channel increased its subscriber base by 10% over the past year to reach 60 million homes. The National Geographic Channel, whose results are included in our associated entities, posted a very successful quarter and has increased subscribers by more than 30% over the prior year.

At FX, revenues were up on higher affiliate revenues and the addition of approximately three million subscribes over the past year. However, FX’s profit contributions were mitigated by cancellation costs on two programs, as well as higher spending on regional programs like Nip/Tuck and 44 Minutes. FX is clearly becoming a big success story for us and the original programming strategy is working, as evidenced by the channel’s year-over-year primetime ratings growth of 19% among adults 18-49.

FX now averages more than a million viewers a night and the trend continues to improve with the success of Nip/Tuck, driving the channel’s monthly ratings in September up 47% year over year among adults 18-49. FX is now consistently one of the top ten channels among adults 18-49 and is clearly distinguishing itself from its rival general entertainment channels.

Our television segment also demonstrated great operational strength during the quarter, even as earnings at the segment declined versus the previous year. Our television stations achieved strong earnings in a challenging market with the first quarter operating profit before depreciation and amortization of $237 million, up $13 million from a year ago. Despite a decline in the overall markets, our growth came on the strength of continued market share gains, the result of baseball’s high-rating regular season and All-Star Game and the Emmy’s on FOX. Overall, our market share of the stations grew more than 2% over first quarter a year ago. Our individual stations, on average, now garner more than a quarter of their market’s total advertising spending.

We also benefited during the quarter from reduced local sports costs, from the savings we continue to enjoy thanks to the nearly complete integration of our duopoly stations, and from stringent controls on discretionary spending. Advertising at the local level, looking forward, continues to reflect difficult comparisons to last year’s politically charged market. This will last through this week when we will begin to see renewed strength. In fact, the month of December, we are going to see revenue gains in the high single digits.

Let me turn now to the network. The FOX Broadcasting Company, operating profit before G&A for the quarter was a loss of $41 million compared to a loss of $3 million a year ago. This negative comparison is almost entirely a result of having American Idol in last year’s first quarter results and not in this year’s, as well as earlier than planned cancellation costs. Fortunately, American Idol will be returning to our schedule in January and will run through both February and May sweeps.

The big story for the network in the current fiscal quarter is obviously the resurgence of post-season baseball. Ratings for the League Championship Series were up 50% over last year, and the World Series was up nearly 10%. These rating gains translated into considerable additional revenue at the network, well above our expectations. At the same time, by over-delivering on our ratings guarantees, we avoided any make goods, freeing up inventory that had been set aside for that purpose.

I know many of you are concerned with our early fall season results or ratings. Let me assure you that you’re not alone. First of all, every network on American television shares that concern, as ratings are down across the industry. Although it’s still very early in our season, there are a number of factors that give me confidence for the fall season.

For one, The OC continues to demonstrate its leadership as one of the most solid fall season hits in any network and will only gain strength with the return of the American Idol in January. American Idol will return this fall with its full original cast and the audition lines have never been longer. I think the power of this program to reach viewers and to lift FOX’s entire schedule cannot be doubted.

So now let me turn to News Corporation and the operations not included in the FOX Entertainment Group. At News Corp overall, the past quarter was marked with the same positive trends we saw in the FOX businesses — major gains of operating income, substantial revenue growth, and perhaps most important, well balanced strength across virtually all of our businesses — this after absorbing over $100 million in losses in Italy.

News Corporation’s operating income in the third quarter was $719 million, a 31% increase over the $548 million reported a year ago. The majority of this improvement was generated by our Filmed Entertainment and cable network businesses, but additionally, all of our print businesses performed very well on the quarter. News Corporation’s net profit for the first quarter, before other items, was $386 million versus $162 million a year ago. Earnings per ADR, before other items, were $0.29 versus $0.12 a year ago.

Income from our associated entities of $57 million during the quarter came primarily from the inclusion of contributions from BSkyB, from the absence of Stream losses now that Sky Italia is a consolidated company, and from comparatively favorable foreign currency fluctuations at the Latin American DTH platforms. BSkyB will be reporting their earnings on Friday at the end of the week, so we will need to refer you to their upcoming earnings release for further detail.

As for News Corporation’s divisional results, while film and cable segment results are in line with comments I just made for FOX, let me take a minute to give you an overview of our other operational segments. At News Corporation’s television segment, operating income was $179 million, down 5% from first quarter results of a year ago. This performance primarily reflects the comparisons of last year’s strong network results, as I mentioned, as well as the earnings growth at our stations.

In addition, STAR reported strong growth this quarter resulting from the platform’s first-ever profit for a fiscal first quarter. Advertising and subscription revenues increased by 20% across the region, led by continued gains in India. This very solid quarterly result was achieved despite continued costs associated with the launch of our new channel in China, as distribution is expanded at a very encouraging rate over the past year.

Turning to Sky Italia, we are very pleased with its early progress. Sky Italia’s results, a loss of $117 million, is slightly better than we had expected. As Sky Italia was only launched as a single platform during the quarter; our operating metrics are not representative. We have to be able to provide you with standard operational metrics next quarter.

However, we can tell you that, as of quarter end, 1.2 million subscribers in the previous platforms have migrated to Sky Italia. Furthermore, of nearly 300,000 new subscribers who have signed up, 40% of them selected the highest-tier package, giving us confidence that we can expect a long-term ARPU benefit. Equally impressive on the cost side, well over 50% of the new subscribers required only a SMART Card and no other subsidized equipment for activation. Sky Italia’s total ending digital subscribers were around 2.25 million.

Magazines and inserts reported operating income of $58 million, a 14% improvement from the first quarter last year. This profit was driven by higher revenues and reduced paper and media rates.

In the newspaper segment, operating income reported in U.S. dollars was $102 million, $45 million higher than first quarter a year ago. Circulation revenue increased in both Australia and the U.K., most noticeably from the increased cover price of TheSun. Additionally, in Australia, led by higher advertising, our paper’s operating income increased by 6% in local currency terms. Marketing costs in this segment also increased in the quarter and supported price increases and product enhancements.

Here in the United States, the New York Post announced this week its sixth consecutive double-digit increase in circulation, as well as enjoying its 36% increase in advertising revenue.

Finally, in book publishing, HarperCollins has an operating profit of $59 million, a slight increase from the very strong year-ago levels.

The end result of all these evenly distributed gains across FOX Entertainment Group and News Corporation is the continued strengthening of the company’s financing positioning. During the quarter we redeemed a portion of the debt we assumed in the Telepiu acquisition and realized proceeds from the sale of certain non-core assets, most noticeably our investment in Sky Perfect TV Japan.

At September 30th, debt balances totaled $8.8 billion, while cash balances increased to almost $5.2 billion. After the quarter, adding to our current financial flexibility, we completed the previously announced sales of shares to Liberty Media for $500 million, and reached an agreement in principle for the sale of the L.A. Dodgers. Now let me update you on our financial expectations for fiscal 2004.

In our last conference call, we indicated that we were expecting 2004 operating income growth at News Corp to be in the range of the high-single to low-double digits, which included absorbing estimated losses from Sky Italia for approximately $300 million. At FOX, we indicated the operating profit before G&A was projected to increase in the mid-teens above fiscal 2003 levels. We remain comfortable with these expectations for the year, and our results today are certainly a very positive indication of the solid and well-balanced operational momentum that we expect to continue.

So with that, Peter, Lachlan, John and I will be very happy to answer any questions. Thank you for your patience. If you have a question, please announce your names first.

G. Ginsberg	Operator?

Moderator	Yes. One moment, please, for our first question. Our first question is from the line of Anthony Noto with Goldman Sachs. Please go ahead.

A. Noto	Thank you very much. Rupert, you mentioned some write-downs at FOX Broadcast Network. I was wondering if you could give us a little bit more granularity on which shows were written down, and if possibly if there were any shows that haven’t aired yet that were written down. Secondly, what is the current tone of the scatter market at the broadcast network? Then last, on your associates’ line, very strong improvement there that you mentioned. Do you expect the outlook of that to stay that same in the $50-plus million range? Thank you.

R. Murdoch	Last, on the associates, we do expect that. In the scatter market, Peter can answer, but we are selling scatter in the market now at least 5% above the up-front prices. As for the write-downs, …Peter will speak to…

P. Chernin	Yes, the write-downs in that quarter were for two comedies —The Ortegas and Cedric – (ambulance noise)…sort of normal cancellations, and The Ortegas did not air.

G. Ginsberg	Okay. Next question, operator.

Moderator	Thank you. One moment, please. Our next question is from the line of Jessica Reif-Cohen with Merrill Lynch. Please go ahead.

J. Reif-Cohen	Thank you. I guess it’s a multipart on one subject. On the film line, which was extraordinary, could you discuss how much of that was from home video? How much is coming from catalogue? How much is coming from TV shows on DVD, and could you comment on your full-year outlook for the film division? Will you be up for the full year?

R. Murdoch	Peter?

P. Chernin	Yes, I think, Jessica, normally, our revenue mix is pretty normal; it’s 50% home video, 25% theatrical and 25% TV. I think the things that were driving this particular quarter were we showed some increases in domestic home video, but actually among the more modest, about 10%. We showed huge increases in international home video as we got a lot of catalogue and some of last year’s stuff internationally. We had a 30% increase in worldwide paid television, mostly due to availabilities with some of last year’s big movies and an increase of in excess of 75% in free television on a worldwide basis, also just due to a stronger film line from the previous year and availability. So it was a strong quarter from all of those segments.

Looking forward, I think it’s too early to tell where we’re going to end up. In this quarter we have a lot of big events. We have the X-Men 2 video release, which is going to be a big driver in this quarter, and we have three big movies coming out in this quarter. I think it’s far too early to predict where the year as a whole is going to end up, but we had a big quarter and good catalogue sales and success in our current releases.

Moderator	Thank you for your question. We will go next to the line of Tony Wilson with UBS. Please go ahead.

T. Wilson	Hello. Just a couple of more questions on that film result: I think you had, probably, some larger marketing expense last year versus this year. Could you give us a sense of just want that contributed to the result? Also, how much of that film improvement has come from currency translation? I think you mentioned that the internationals were very strong. How much is currency versus volume?

R. Murdoch	I think the marketing has a lot to do with the fact of the dating, the timing of release of new films. We had big films come out in July and August last year. with only one big release this year. As for the currency, John?

J. Nallen	It’s principally volume. You’re talking about, as Peter indicated, a great deal of catalogue product coming out of domestic and international TV, international home entertainment, but the lion’s share of it is volume.

Moderator	Thank you. We will go next to the line of Oliver Anstead with JP Morgan. Please go ahead with your question.

O. Anstead	Thanks. The growth in film that we saw this quarter, can you give us a sense — the increase in EBIT at say the News Corp level of about $200 million, how much of that was home entertainment versus TV syndication?

P.Chernin	Between home entertainment, specifically, and TV syndication, are you talking about just the TV area, or the overall filmed entertainment? On overall filmed entertainment, those are pretty close to equal between home entertainment and TV syndication. We had a big quarter in syndication driven both by TV DVD products, but also by the release of several titles to cable, where we get paid upon availability, which was in September.

Moderator	Thank you. We’ll take our next question from the line of Richard Greenfield with Fulcrum Global Partners. Your line is open.

R. Greenfield	Yes. Could you just give a sense, in terms of Sky Italia, on what the major milestones we should be looking for over the next, call it, 12 months, to judge whether you’re on track get to the break-even in 18 months that you talked about? The loss of $117 million is more of a before things have changed in your platform. How do we get comfortable that you’re going to be at break-even in 18 months? Thanks.

R. Murdoch	I think it’s …how fast we get to 3 million or 3.25 million subs. It’s the next million that’s going to count. Currently, it’s coming very fast, but we are in the high-selling period at the moment. …

P. Chernin	That’s it exactly. Christmas, the upcoming selling season, will tell us a lot, but the performance thus far as been very encouraging.

R. Murdoch	We really feel we’re in a high run here with — I probably shouldn’t say that on this call — with Sky Italia. It’s looking very, very good. We’re certainly ahead of all of our targets at the moment. Sorry. Go ahead.

Moderator	Thank you for your question. We will go next to the line of Jolanta Masojada with Credit Suisse. Please go ahead.

J. Masojada	Thank you. Just with the TV station group, your costs in the third quarter were down by 3% or so. Can you talk about the expectations for cost growth in succeeding quarters and what were the major reasons for that…in the first quarter?

R. Murdoch	Lachlan.

L. Murdoch	Sorry, Jolanta, the costs in the following quarters from now?

J. Masojada	Yes.

L. Murdoch	Okay. You’re right. The cost reductions in this quarter were just below 3%, really it’s what drove operating profits up in this quarter. The following quarter, as for the rest of the year, we believe in the second quarter costs might be up slightly and then down in the third and fourth quarter. So we’ll be flat to down for the year.

J. Masojada	Thank you.

Moderator	Thank you. We will go next to the line of Raymond Katz with Bear Stearns. Please go ahead.

R. Katz	Yes. On the RSNs, you had a strong quarter on the revenue side. I’m assuming a lot of that has to do with the pennant races and strong baseball. …could you give us a sense for, now that the season is over, basketball, how the revenue is pacing at your RSNs?

R. Murdoch	I’ll take the first part and then Lachlan… Most of that increase was due to the strong baseball. It’s almost all baseball in that quarter. So that’s improved the ratings.

L. Murdoch	They’re very strong. If you look at local revenue across for the RSNs and the local stations, the local market is strong.

Moderator	Thank you. We'll go next to the line of Michael Mangan with Deutsche Banc. Please go ahead.

M. Mangan	Thanks very much. You mentioned December pacings have picked up. I was just wondering if you could just give us a flavor for how November has panned out. Also, I’m just wondering if the market should be upgrading their film forecast given the first quarter you’ve done 50% of last year’s number, or should we view this as kind of a lucky break that won’t be repeated?

L. Murdoch	I’ll handle the pacings first. October and November pacings have been soft and, as we said, December picks up very strongly. Having said that, you have, for the station group, some things like not having the Red Sox baseball in Boston. So while that has an effect on the pacings, it actually has a positive effect in terms of profit. The other thing, obviously, is a political side in October that had a significant effect on this time last year.

R. Murdoch	I think, on the films schedule, we just have to look at what’s coming. We have a very impressive schedule …over the next seven or eight months. Peter might like to give more detail on it. Time will tell.

P. Chernin	Yes. I think that, first of all, I don’t know if I’d call it a lucky break. I do think that what happened in the quarter, a lot of it was timing related, and just the timing of releases into the video market and into the television market. I agree with Rupert, which is I think you should gauge the performance of the releases, particularly over this quarter, which will have a big impact. We feel pretty confident about our releases over this quarter and throughout the remainder of the year, and feel good about our summer, actually, coming up too. But I think the big determinant of the year-end results will be the success this quarter in both X-Men 2 video and in our theatrical releases.

Moderator	Thank you. We will take our next question from the line of Cathy Sttyponias with Prudential. Please go ahead.

C. Styponias	Hi. Thanks. A couple of questions: You mentioned that scatter was being written up 5%. I’m wondering how much volume you’re actually doing. Could you give us a sense what the cancellations look like so far for the March quarter? Do you have any more granularity on Master and Commander in terms of how it’s tracking internally with your marketing efforts in terms of what audiences that have seen it think of it? Thanks.

R. Murdoch	Well, in terms of scatter, our volume right now is very low. There’s not a lot of scatter in the marketplace. So we’re selling nicely, but there’s not a lot of volume. Our cancellation rates for the next two quarters are below 5% in both quarters. We see no movement there.

P. Chernin	In terms of Master and Commander, we just went on tracking. We’re tracking very solidly. We’ve been getting phenomenal reviews. We’re on the cover of Time magazine this week, and just getting amazing reviews. We’d like to see Matrix 2 get out of the way tonight in terms of marketplace, and then we expect to build our marketing efforts over the next ten days towards release. You should go out and buy Time magazine.

Moderator	Gentlemen, are we ready for our next question?

R. Murdoch	Yes, please.

Moderator	Our next question is from the line of Brendan Lyons with Goldman Sachs. Please go ahead.

B. Lyons	Yes. Hi. My question relates to the network performance in the second quarter looking forward. You’ve cancelled of your new four shows —Louis and Skin. Can you give us some idea of the pain or impact you expect from those two cancellations in this coming quarter?

Secondly, in relation to the baseball, it was mentioned on the call that the revenues are well up on the back of the strong ratings. In a cash sense, can you still confirm you’ve lost money on the baseball contract in the postseason and the World Series, and that in a P&L sense it will break-even using the sports provision? Thank you.

P. Chernin	Well I think that the cancellation of those two series is sort of normal business. There will probably be more cancellations coming. We build that into our model as we plan for the year. So we were, I think, about seven episodes left on Luis and about nine or ten episodes left on Skin, but that’s sort of normal fall launch of the network.

In terms of baseball, on the overall contract, it will be still be a loss contract for the company. We expect that the baseball contract probably will be P&L positive for this particular year, if you include the previous loss provisions.

R. Murdoch	I think on the network, overall, the fact is that the baseball contributed a great deal more than we had in our forecast and took into account in our guidance. I think in these current two months we’re going to be behind, but the baseball is giving us a nice cushion and we have cushions elsewhere too.

Moderator	Thank you. We'll go next to the line of Peter Shorthouse with ABN Amro. Please go ahead.

P. Shorthouse	Thank you. Good evening. One question on the film division: The revenue growth of about $360 million in Australian GAAP and EBIT growth of $228 means you’re converting over 60% of revenue into EBIT. Is that a sustainable margin on revenue growth going forward? I guess it’s, again, a reiteration of some very, very lumpy syndication items in this result.

R. Murdoch	It’s certainly not a margin that you should assume going forward. It is both a function of syndication revenues, where we’ve largely paid for the product, and also on a lot of these home video or free televisionofferrings, we paid for a lot of the product. So it is the nature of this specific income in this quarter, rather than an overall change in the business model.

Moderator	Thank you. Our next question is from the line of David Goldsmith with Buckingham Research. Please go ahead.

D. Goldsmith	Hi. Actually two questions; just one a housekeeping question. How much debt remains in FOX rather than in the entire company? Second, could you give us some idea of how big the write-offs were in FX, the programming write-offs?

J. Nallen	On the first, I’ll handle that. The FOX debt that’s remaining is about $560 million to News Corp. That’s the only debt that FOX has, in addition to the New Millennium financing facility. On the cancellations, we normally don’t break out the detail of any one division as far as cancellation costs.

P. Chernin	It would have grown, except for those two shows that we cancelled, and we had slightly higher programming investment because of the launch at FX, the launch of Nip/Tuck during the quarter.

Moderator	Our next question is from the line of George Colman with Citigroup Smith Barney. Please go ahead.

G. Colman	Thank you. Rupert, I think you mentioned you avoided any make-goods in the first quarter. Obviously, the baseball gives you a nice buffer, but could you see a make-good situation in the second quarter prior to the arrival of the cavalry in American Idol in January if there is no improvement in the regular season ratings at this point?

R. Murdoch	Peter?

P. Chernin	I think it’s too early to tell. We don’t anticipate anything large. I think we’re eight or nine days into the launch of the fall schedule, and we have a lot of stuff still to work out. We have a lot of hard work ahead of us. But I think it’s too early to tell whether there would be…it certainly doesn’t feel like there would be any significant make-goods, and what it may …is keep us out of the soft scatter market.

Moderator	Our next question will be from the line of Alex Pollak with Mcquarie. Please go ahead.

A. Pollak	A quick one on the catalogue sales of the DVD internationally: I’m just wondering whether there was clearly a chunk of sales of DVD product internationally and whether that kind of, as it were, exhausts a chunk of your library, or whether this is sort of an item we could start putting in on a quarterly basis going forward.

P. Chernin	It’s actually an interesting question. First of all, we did not all of a sudden dump a chunk of the catalog into the international video. What we have done is we’ve been on a big initiative over the …where we started sort of six months ago and just kicking in to increase the overall size of the international DVD market.

We did an analysis nine months ago and came to the conclusion that the number of DVDs being bought per household was significantly lower in most international territories than it is in the U.S. We initiated a number of marketing and sales efforts, particularly in our top six territories, Japan, Germany, U.S., France, etc., to significantly improve what we call the collectabilty of DVDs. A lot of what this result reflects is the result of that initiative.

I think it’s barely three or four months old, so it’s too early to predict how it will go, but it will continue to grow at that level. We are seeing the results. This isn’t dumping the catalogue in there. This is a result of pricing and marketing initiatives to convince people, including some market initiatives we did with our own newspapers in both Australia and the U.K., to try and convince people that DVDs are a great collectible item to have in your house.

R. Murdoch	I’ll just say that the growth and penetration of DVDs players, both in the U.S. and the rest of the world, is quite incredible. It has a long, long way to go and it’s very, very big and will be continued sales of our catalogue for a long time to come.

P. Chernin	Specifically, if you look at international. We’re still only at a level of over 20% DVD penetration internationally. So there’s a lot of growth left, just as people keep buying DVD players.

R. Murdoch	They’re buying second players, even. This country is down from $500 for a player to $45 for a new player.

G.Ginsberg	Next question, operator.

Moderator	We’ll go next to the line of Doug Shapiro with Bank of America Securities. Please go ahead.

D. Shapiro	Yes, I have a couple, I guess. First, it just looks like the expense growth of the cable nets was on the high end of where it’s been the last couple of quarters. I actually didn’t hear whether you quantified the FX impact, but if you didn’t, could you? Then also, as part of that, do you expect to see the margins expanding again respectively?

The second thing was I was wondering if you’re seeing — there’s some talk of price competition in the cable news space. I was wondering if you could talk about that as well.

P. Chernin	Well in terms of cost increases, the cost increases reflected several things. They reflected those two cancellations on FX, which we did not quantify, but as I said, we would have grown over last season if we had taken them out, and included some investments in programming in FX, some investments in programming at SPEED and the launch of the FUEL Channel, which we launched in the first week of July and the investment to launch that channel.

All of those investments seem to be paying off. We have significantly higher ratings on FX, as Rupert mentioned. We’re way up on SPEED Channel ratings because of our investments, and FUEL is a little bit ahead of plan from where we expected to be.

R. Murdoch	As for price competition in the news channel, we’re coming, over the next three years, to the end of our first contracts there, which are at very, very much lower prices than CNN. As long as we continue to dominate the news channel market, we see significant increases in revenue coming there from price rises as the contracts fall due.

Moderator	Thank you. Our next question will be from the line of David Gibson with Mcquarie Securities. Please go ahead.

D. Gibson	Thank you. Two questions. One was on…on the TV pacings. Can you give a little bit of guidance, perhaps on the difference in the quarter and going ahead on the UPN affiliates versus FOX. The second one just on syndication; I was wondering if was reasonable to assume that this year’s full year syndication contribution would be up 30%-plus compared to last year.

L. Murdoch	On the pacings for UPN, I believe the UPN pacings are worse than, obviously, the FOX pacings. So the numbers I mentioned are consistent in terms of, while for the entire group, we’re soft, especially soft the last several weeks for October and November, and up strongly in December. That’s true for UPN as well. But with the UPN degradation in ratings this season, it’s UPN which is dragging FOX down further than what would otherwise be.

What was the rest of the question, sorry? It’s a 15-point difference between FOX and UPN in terms of pacings

P. Chernin	On the syndication front, we’re not going to predict an exact percentage increase. A lot of it depends on ongoing DVD sales, etc., but I think we’re certainly going to be higher this year than we were last year.

Moderator	Our next question is from the line of R.J. Bukavack with Putnam. Please go ahead.

S. Wang	Actually, it’s Spencer Wang from JP Morgan. Just a quick question: Peter, can you give us an update on the current discussions with COX with respect to the FOX sports RSNs? Just a quick housekeeping question; what was FOX free cash flow in the quarter versus the comparable quarter last year? Thanks.

P.Chernin	I’ll do the COX thing. We are involved in a negotiation right now, and it’s a productive negotiation. We would hope to come to a positive resolution to that negotiation in the month ahead. Beyond on that, we’ve chosen not to comment on that negotiation publicly. It’s an ongoing thing, and we are optimistic that we will come to a satisfactory resolution for both sides.

J. Nallen	Spencer, on the free cash flow, I can’t give you a specific number because our Q hasn’t yet been filed, but it will in the next 48 hours. I think the trend that you see at News, you can comfortably see it at FOX as well.

G. Ginsberg	Operator, we have time for one last question.

Moderator	Thank you. That will be from the line of David Miller with Sanders Morris. Please go ahead.

D. Miller	Yes. Hi. Good afternoon. A question for Rupert; I wanted to get your thoughts on PVRs in general, specifically TiVo and what you see for TiVo as a PVR add-on for Direct TV after the GMH acquisition closes? Do you see actually orphaning or abandoning TiVo as a PVR add-on feature in favor of NDS, which is obviously your subsidiary company?

R. Murdoch	No, I think we’ll be looking at it very closely. We admire TiVo. We also have seen great success of the NDS PVR in London and maybe we’ll be operating both. There’s been no decision taken on that yet.

G. Ginsberg	Thank you very much, everyone, for joining us on the call today. As usual, if you have any questions, please feel free to call us in New York — Reed Nolte, Craig Felenstein and myself. With that, we’ll conclude the call for today.

Moderator	Ladies and gentlemen, this conference call will be made available starting at 8:30 p.m. eastern time today and running through the date of November 19th at midnight eastern time. You may access the AT&T Teleconference Replay System by dialing 1-800-475-6701. Please enter the access code 704744. International participants may dial (320) 365-3844. Those numbers again are 1-800-475-6701, and international participants, please dial (320) 365-3844, the access code of 704744.

That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

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